EXHIBIT 21.1

Subsidiaries of Roxio, Inc.
April 2002

Name	State or Jurisdiction of Incorporation	Name Under Which Business is Conducted
Wild File, Inc.	Delaware	Wild File, Inc.
Roxio International B.V.	Maastricht, The Netherlands	Roxio International B.V.
Roxio CI Ltd	Cayman Islands	Roxio CI Ltd
Roxio GmbH & Co. KG (formerly CeQuadrat GmbH)	Germany	Roxio GmbH & Co. KG
Roxio Japan Inc.	Japan	Roxio Japan Inc.
Roxio ApS	Denmark	Roxio ApS
CG1Verwaltungsgesellschaft mbH	Germany	CG1Verwaltungsgesellschaft mbH
Roxio-MGI Holding Co	Delaware	Roxio-MGI Holding Co.
MGI Software Corp.	Canada	MGI Software Corp.